[Lehman Brothers Inc. Letterhead]

            October 2, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for Withdrawal of Lehman Brothers Inc. as a Registrant with Respect to Registration Statement on Form S-3 (File No. 333-108711)

Ladies and Gentlemen:

        Reference is made to the above-captioned registration statement (the "Registration Statement") filed on September 11, 2003 by Lehman Brothers Holdings Inc. ("Holdings") and Lehman Brothers Inc. ("LBI"). The Registration Statement was also filed as a post-effective amendment to certain effective registration statements (the "LBI Registration Statements") of LBI. LBI, upon further review, does not believe there is any fundamental change to the LBI Registration Statements that requires the Registration Statement to be filed as a post-effective amendment to the LBI Registration Statements. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, LBI hereby requests the withdrawal of LBI as a registrant with respect to which the Registration Statement was filed and a withdrawal of the Registration Statement as a post-effective amendment to the LBI Registration Statements (but not a withdrawal of the Registration Statement with respect to Holdings as a registrant). Holdings will file an amendment to the Registration Statement to reflect the foregoing, so that Holdings will be the sole registrant. LBI has not sold any securities in connection with the Registration Statement.

        If you have any questions regarding this, please do not hesitate to contact me at (212) 526-0577 or Andrew Keller at (212) 455-3577 of Simpson Thacher & Bartlett LLP.

Very truly yours,
Lehman Brothers Inc.
By:	/s/ BARRETT S. DIPAOLO Name: Barrett S. DiPaolo Title: Senior Vice President